UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. IA-6261; March 14, 2023

_____

In the Matter of   :
                                                                                          :
J.P. Morgan Investment Management Inc.   :
383 Madison Ave.   :
New York, NY 10179   :
                                                                                          :
(803-00258)   :
                                                                                          :
_____   :

ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 AND
RULE 206(4)-5(e) THEREUNDER GRANTING AN EXEMPTION FROM
RULE 206(4)-5(a)(1) THEREUNDER

J.P. Morgan Investment Management Inc. ("Applicant") filed an application on December 15, 2022, and an amended and restated application on December 22, 2022, for an order under section 206A of the Investment Advisers Act of 1940 ("Act") and rule 206(4)-5(e) thereunder. The order would grant an exemption under the Act to the Applicant from rule 206(4)-5(a)(1) to permit the Applicant to receive compensation from a government entity for investment advisory services provided to the government entity within the two-year period following a contribution by an individual, who was subsequently hired and became a covered associate of the Applicant, to an official of the government entity.

On February 16, 2023, a notice of the filing of the application was issued (Investment Advisers Act Release No. IA-6244). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended and restated, that the proposed exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to section 206A of the Act and rule 206(4)-5(e) thereunder, that the exemption from rule 206(4)-5(a)(1) under the Act requested by the Applicant (File No. 803-00258) is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary